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              SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D.C. 20549

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                         SCHEDULE TO

                      (Amendment No. 7)

  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
            OF THE SECURITIES EXCHANGE ACT OF 1934


                 WILLAMETTE INDUSTRIES, INC.
              (Name of Subject Company (Issuer))

                    COMPANY HOLDINGS, INC.
                     WEYERHAEUSER COMPANY
            (Names of Filing Persons -- Offerors)

           COMMON STOCK, PAR VALUE $0.50 PER SHARE
                (Title of Class of Securities)

                          969133107
            (CUSIP Number of Class of Securities)

                    Robert A. Dowdy, Esq.
                     Weyerhaeuser Company
                Federal Way, Washington 98063
                  Telephone: (253) 924-2345

 (Name, Address and Telephone Number of Person Authorized to Receive
   Notices and Communications on Behalf of Filing Persons)

                           Copy to:

                      Richard Hall, Esq.
                   Cravath, Swaine & Moore
                      825 Eighth Avenue
                   New York, New York 10019
                  Telephone: (212) 474-1000

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                         SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation (the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 5.   Past Contacts, Transactions, Negotiations and
          Agreements.

          On December 21, 2000, Mr. Rogel called Mr.
Swindells. Mr. Swindells stated that the parties had nothing to talk about and that the Company was not for sale, and declined Mr. Rogel's invitation to negotiate or otherwise discuss a business combination transaction between Parent and the Company.


Item 11.  Additional Information.

          On December 8, 2000, the Confederated Tribes of
Siletz Indians of Oregon and Smokey Point Hardwoods, Inc., jointly filed a complaint against Parent in the Federal
District Court for the District of Oregon. The complaint

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alleged that Parent has engaged in certain anti-competitive practices in the alder lumber industry which forced plaintiffs to close down their respective sawmills in 1998 and 1999, respectively, and sought monetary damages in an unspecified amount. On December 19, 2000, plaintiffs filed an amended complaint seeking damages of $30 million and injunctive relief ordering Parent to divest itself of certain assets pertaining to the alder lumber industry, and preventing Parent from acquiring forest lands with a significant alder inventory from the Company or any other sizeable forest landowner in Oregon and Washington. Parent believes the lawsuit is without merit and intends to defend itself it vigorously.

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                          SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                COMPANY HOLDINGS, INC.,

                                   by /s/ STEVEN R. ROGEL
                                      ------------------------
                                      Name:  Steven R. Rogel
                                      Title: President

                                WEYERHAEUSER COMPANY,

                                  by /s/ STEVEN R. ROGEL
                                     -------------------------
                                     Name:  Steven R. Rogel
                                     Title: President and Chief
                                            Executive Officer

        Dated: December 22, 2000

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